Exhibit 99.1

Secoo Reports Unaudited Second Quarter 2018 Results

BEIJING, September 6, 2018 (GLOBE NEWSWIRE) — Secoo Holding Limited (“Secoo”, the “Company” or “We”) (NASDAQ: SECO), Asia’s largest online integrated upscale products and services platform, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Highlights for Second Quarter 2018:

•                  GMV1 reached RMB1,653.4 million (US$249.9 million) for Q2 2018, representing an increase of 44.7% from RMB1,142.6 million for Q2 2017.

•                  Total number of orders2 was 455.9 thousand for Q2 2018, representing an increase of 49.7% from 304.6 thousand for Q2 2017.

•                  Number of active customers3 increased by 97.6% to 255.5 thousand for Q2 2018 from 129.3 thousand for Q2 2017.

•                  Total net revenues reached RMB1,220.1 million (US$184.4 million) for Q2 2018, increasing by 55.5 % from RMB784.7 million in Q2 2017.

•                  Gross margin was 18.3% for Q2 2018, compared to 16.5% in Q2 2017.

•                  Net income increased by 26.4% to RMB36.4 million (US$5.5 million) for Q2 2018 from RMB28.8 million for Q2 2017.

•                  Non-GAAP net income4 increased by 42.4% to RMB41.0 million (US$6.2 million) for Q2 2018 from RMB28.8 million in Q2 2017.

•                  Basic and diluted net income per share was RMB1.42 (US$0.21) and RMB1.36 (US$0.21), respectively, for Q2 2018, compared to RMB18.93 and RMB6.75, respectively, for Q2 2017. Basic and diluted net income per American Depositary Share (“ADS”) was RMB0.71 (US$0.11) and RMB0.68 (US$0.10), respectively, for Q2 2018, compared to RMB9.47 and RMB3.38, respectively, for Q2 2017. Two ADSs represent one ordinary share.

•                  Basic and diluted non-GAAP net income per share5 was RMB1.62 (US$0.24) and RMB1.56 (US$0.24), respectively, for Q2 2018, compared to RMB3.84 and RMB1.37, respectively, for Q2 2017.  Basic and diluted non-GAAP net income per ADS was RMB0.81 (US$0.12) and RMB0.78 (US$0.12), respectively, for Q2 2018, compared to RMB1.92 and RMB0.68, respectively, for Q2 2017.

1 GMV is to the total value of all orders of products and services, excluding the value of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.
2 Total orders are to the total number of orders of products and services, excluding the number of whole car sales, placed on our online platform and in our offline experience centers, regardless of whether the products are delivered or returned or whether the services are cancelled during the quarter.

3 Active customer is customer through whose account that made at least one purchase during the period.
4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income, excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.
5 Basic and diluted non-GAAP net income per share is a non-GAAP financial measure, which is defined as non-GAAP net income, divided by weighted average number of basic and diluted outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  Basic and diluted Non-GAAP net income per ADS is equal to basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.

Commentary

Mr. Richard Rixue Li, Chairman and Chief Executive Officer of Secoo, said, “We are pleased to continue our strong growth momentum in the second quarter of 2018, highlighted by year-over-year growth in total revenues and GMV of 55.5% and 44.7%, respectively. Our robust results in the second quarter of this year reaffirm our leading position in the Chinese online luxury products and services industry and reflect our achievements to continuously improve the shopping experience on Secoo’s integrated online and offline platforms through a broadened spectrum of upscale products and services and strengthened technological capabilities.

“We remain committed to establishing solid relationships with leading partners to increase our brand awareness and further strengthen Secoo’s leading position in the sector. Notably, we’re thrilled about the recently disclosed investments from L Catterton and JD, along with business collaboration opportunities with these leaders in the world’s consumers, luxury and e-commerce spaces,” continued Mr. Li. “During the second quarter, a significant number of additional well-known fashion and luxury brands joined our integrated online and offline platforms, a further testament to the unique value that Secoo brings to brands targeting China’s luxury consumers. As China’s luxury market continues to drive the global luxury market, we’re confident through our strategic alliances and the superior shopping experience we create for our premium customers position, Secoo will gain even greater industry recognition, attract even more leading fashion brands to our platform and further capture the rising demand for high-end products and services among Chinese consumers. Our multipronged business strategy positions us well to deliver strong growth in the immediate future and over the long run.”

“As we continue to move our expansion strategy forward, we are pleased with our operational and financial performance for the second quarter of 2018, which continued to demonstrate our solid growth trajectory,” said Mr. Shaojun Chen, Chief Financial Officer of Secoo. “During the second quarter, we realized net revenues of RMB1,220.1 million and grew gross margin by 180 basis points from the same period last year. We maintained our focus on improving operating efficiencies and increasing profitability and achieved non-GAAP net income growth of 42.4% year-over-year. As we continue to pursue strong organic growth pathways and explore valuable partnerships that enhance our suite of offerings and strengthen our brand, we anticipate continued top- and bottom-line growth in the coming quarters.”

Recent Developments

•                  In August, L Catterton Asia (“L Catterton”) and JD.com Inc. (“JD”) closed an US$175 million investment for a three-year convertible note. Secoo also entered into business cooperation agreements with L Catterton and JD respectively, which will allow Secoo to attract more leading fashion and luxury brands that further boost Secoo’s influence and capabilities among Chinese luxury and fashion consumers.  L Catterton is the Asian unit of the largest and most global consumer-focused private equity firm in the world, formed through the partnership of Catterton, LVMH and Groupe Arnault.

•                  During the second quarter of 2018, Secoo expanded direct collaborations with 35 international top-tier designer brands, such as Stella McCartney, Alexander Wang and Richard Ginori, an acclaimed Italian Porcelain Brand. In the Chinese heritage design category, Secoo expanded collaborations with 120 brands with Chinese traditional elements, covering garment, jewelry, art work and tea categories. In addition, Mulberry, a leading British lifestyle brand with internationally acclaimed quality and design, officially entered into Secoo’s platform in early August. For Mulberry’s debut on Secoo’s platform, Secoo was named as the exclusive online partner for Mulberry limited-edition bag, “Amberley”, for the Chinese Valentine’s Day.

•                  In July 2018, Secoo signed a strategic partnership with Shandong Ruyi Group, a Chinese textile conglomerate with an extensive portfolio of fashion, luxury clothing and accessories brands. Through the partnership, both companies will leverage respective resources and expertise in branding, technology, network and channel management to jointly establish a global omni-channel fashion supply chain characterized by deep cooperation in brand operations, big data, smart manufacturing and smart retail.

•                  Secoo launched the “618” and “707” promotion events celebrating its tenth anniversary. Benefitting from these promotion events, the Company’s total number of active users had a significant increase which jumped 97.6% year-over-year in the second quarter of 2018. Additionally, NEXT7, a young Chinese idol group, endorsed Secoo’s “618” and “707” events as celebrity spokesmen during the second quarter of 2018. Through the endorsement, Secoo gained valuable brand awareness and further expanded its brand’s influence among China’s younger generation.

•                  In the second quarter of 2018, Secoo entered into collaboration with 88 European buying agent shops, mostly covering apparel and footwear categories, to improve Secoo’s global supply chain capacity and the depth of inventory.

•                  In the second quarter of 2018, Secoo expanded cooperation with eight high-end properties and real estate developers across China, including Beijing Vanke and Gemdale Property Management Group, to expand its offline presence and broaden brand coverage.

•                  In the second quarter of 2018, Secoo entered business partnership with Starbucks China, through which Secoo members are able to redeem their Secoo membership rewards on the Secoo APP for electronic Starbucks coupons, which can be exchanged for Starbucks products in more than 3,400 Starbucks stores in China nationwide. This partnership helps to optimize membership benefits and further enhance customer loyalty, while also increasing Secoo’s brand exposure and awareness.

•                  In June 2018, Secoo announced applying the block chain technology for the authentication of certain items sold on the Secoo platform. With this new technology, Secoo becomes the first e-commerce company to utilize block chain technology for product application in the luxury industry.

•                  Up to today, Secoo added a variety of top brands to our advertising clients, including Martell, Porsche, Volkswagen CC, Kerry Properties and China Red Star. Furthermore, Secoo’s big-data-driven marketing and advertising solutions have already served 14 Internet Content Providers, including NetEase Cloud Music, WeBank, and VIPKID.

Second Quarter 2018 Financial Results

GMV increased by 44.7% to RMB1,653.4 million (US$249.9 million) for the second quarter of 2018, from RMB1,142.6 million for the second quarter of 2017.

Total number of orders increased by 49.7% to 455.9 thousand for the second quarter of 2018 from 304.6 thousand for the second quarter of 2017.

Total net revenues for the second quarter of 2018 increased by 55.5% to RMB1,220.1 million (US$184.4 million) from RMB784.7 million in the second quarter of 2017, primarily driven by the growth in our total active customers and total number of orders served during the period.

Cost of revenues increased by 52.1% to RMB996.4 million (US$150.6 million) for the second quarter of 2018 from RMB655.0 million for the second quarter of 2017, which was in line with the increase of total net revenues.

Operating expenses increased by 63.8% to RMB167.1 million (US$25.3 million) for the second quarter of 2018 from RMB102.0 million for the second quarter of 2017.

Fulfillment expenses increased by 48.0% to RMB30.2 million (US$4.6 million) for the second quarter of 2018 from RMB20.4 million for the second quarter of 2017. The increase was primarily attributable to the increase in sales volume and total number of orders fulfilled which resulted in the increased delivery expenses, packaging costs and third-party payment commissions.

Marketing expenses increased by 79.4% to RMB89.0 million (US$13.5 million) for the second quarter of 2018 from RMB49.6 million for the second quarter of 2017. The increase was primarily due to the increase in our marketing promotions as well as staff compensation and benefits expenses.

Technology and content development expenses increased by 40.0% to RMB20.3 million (US$3.1 million) for the second quarter of 2018 from RMB14.5 million for the second quarter of 2017. The increase was primarily due to the increase in staff compensation and benefit expenses.

General and administrative expenses increased by 58.6% to RMB27.6 million (US$4.2 million) for the second quarter of 2018 from RMB17.4 million for the second quarter of 2017. The increase was primarily attributable to the increase in staff compensation and benefit expenses, as well as professional consulting fees incurred during the period.

Operating income increased by 104.3% to RMB56.6 million (US$8.6 million) for the second quarter of 2018, compared to RMB27.7 million for the second quarter of 2017.

Income tax expenses were RMB10.3 million (US$1.6 million) in the second quarter of 2018 compared with nil for the second quarter of 2017.

Net income was RMB36.4 million (US$5.5 million) for the second quarter of 2018, increased by 26.4% from RMB28.8 million for the second quarter of 2017.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 42.4% to RMB41.0 million (US$6.2 million) in the second quarter of 2018 from RMB28.8 million in the second quarter of 2017.

Net income attributable to ordinary shareholders of Secoo Holding Limited for the second quarter of 2018 was RMB35.8 million (US$5.4 million) compared to RMB142.0 million for the second quarter of 2017, which was primarily due to the accretion of preferred shares in the second quarter of 2017, comparing to nil in the second quarter of 2018.

Basic and diluted net income per share was RMB1.42 (US$0.21) and RMB1.36 (US$0.21) respectively, for the second quarter of 2018, compared to RMB18.93 and RMB6.75, respectively, for the second quarter of 2017. Basic and diluted net income per ADS was RMB0.71 (US$0.11) and RMB0.68 (US$0.10), respectively, for the second quarter of 2018, compared to RMB9.47 and RMB3.38, respectively, for the second quarter of 2017.

Basic and diluted non-GAAP net income per share was RMB1.62 (US$0.24) and RMB1.56 (US$0.24), respectively, for the second quarter of 2018, compared to RMB3.84 and RMB1.37, respectively, for the second quarter of 2017. Basic and diluted non-GAAP net income per ADS was RMB0.81 (US$0.12) and RMB0.78 (US$0.12), respectively, for the second quarter of 2018, compared to RMB1.92 and RMB0.68, respectively, for the second quarter of 2017.

Cash, Time deposits, and Restricted Cash

As of June 30, 2018, the Company had cash, time deposits, and restricted cash of RMB444.2 million (US$67.1 million).

Third Quarter 2018 Guidance

The Company currently expects total net revenues for the third quarter of 2018 to be in the range of RMB1,340.0 million and RMB1,370.0 million, which would represent an increase of approximately 36% to 40% on a year-over-year basis.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Resignation of Chief Operating Officer

The Company today also announced that Mr. Eric Chan, Chief Operating Officer, will leave Secoo effective immediately to pursue other opportunities. Mr. Chan will continue to serve as a consultant to the Company’s leadership team. Mr. Richard Li, Chairman and Chief Executive Officer of the Company, will assume the responsibilities of Chief Operating Officer following Mr. Chan’s resignation.

“I would like to thank Mr. Eric Chan for his contributions during his tenure helping Secoo formulate strategies and drive all aspects of operations with professionalism and industry expertise. On behalf of Secoo, we wish him well in his future endeavors,” said Mr. Li.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 6, 2018 (8:00 PM Beijing/Hong Kong time on September 6, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437

International:	+65-6713-5090

Hong Kong:	+852-3018-6771

China:	400-620-8038

Conference ID:	3058626

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.secoo.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until September 13, 2018, by dialing the following telephone numbers:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Hong Kong:	+852-3051-2780

China:	400-632-2162

Replay Access Code:	3058626

About Secoo Holding Limited

Secoo Holding Limited (“Secoo”) is Asia’s largest online integrated upscale products and services platform as measured by GMV in 2016. Secoo provides customers a wide selection of authentic upscale products and lifestyle services on the Company’s integrated online and offline shopping platform which consists of the Secoo.com website, mobile applications and offline experience centers, offering over 300,000 SKUs, covering over 3,000 global and domestic brands. Supported by the Company’s proprietary database of upscale products, authentication procedures and brand cooperation, Secoo is able to ensure the authenticity and quality of every product offered on its platform.

For more information, please visit http://ir.secoo.com

Use of Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP net income, non-GAAP income from operation and basic and dilutive non-GAAP net income per share and ADS as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance.  We define non-GAAP net income as net income excluding share-based compensation.  We define non-GAAP income from operation as income from operation excluding share-based compensation. We define non-GAAP net income per share as non-GAAP net income dividing by weighted average number of basic and diluted share outstanding, including the dilutive effect of share-based awards as determined under the treasury stock method.  We define basic and diluted non-GAAP net income per ADS as basic and diluted non-GAAP net income per share divided by two as two ADSs represent one ordinary share.  We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The use of non-GAAP financial measures has certain limitations. These non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Secoo does.

Reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

Exchange Rate Information

This press release contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6171 to US$1.0, the noon buying rate in New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York in effect as of June 29, 2018.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to Secoo management quotes and the Company’s financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  Secoo Holding Limited may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China.  For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, please see its filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

In China:
Secoo Holding Limited
Jingbo Ma
Tel: +86 (10) 6588-0135
E-mail:  ir@secoo.com

The Piacente Group, Inc.
Jenny Cai
Tel: +86 (10) 5730-6202
E-mail:  Secoo@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail:  Secoo@tpg-ir.com

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Merchandise sales	773,667	1,192,653	180,238	1,326,384	1,969,020	297,565
Marketplace and other services	11,058	27,478	4,153	20,294	53,604	8,101
Total net revenues	784,725	1,220,131	184,391	1,346,678	2,022,624	305,666
Cost of revenues	(655,040)	(996,410)	(150,581)	(1,120,180)	(1,667,083)	(251,936)
Gross profit	129,685	223,721	33,810	226,498	355,541	53,730

Operating expenses:
Fulfillment expenses	(20,448)	(30,154)	(4,557)	(35,750)	(56,684)	(8,566)
Marketing expenses	(49,622)	(89,012)	(13,452)	(83,451)	(146,313)	(22,111)
Technology and content development expenses	(14,546)	(20,277)	(3,064)	(25,768)	(37,934)	(5,733)
General and administrative expenses	(17,401)	(27,645)	(4,178)	(29,943)	(34,679)	(5,241)
Total operating expenses	(102,017)	(167,088)	(25,251)	(174,912)	(275,610)	(41,651)
Income from operations	27,668	56,633	8,559	51,586	79,931	12,079

Other income/(expenses):
Interest expense, net	(1,829)	(2,564)	(387)	(3,017)	(3,944)	(596)
Foreign currency exchange gains	2,961	(9,700)	(1,466)	3,775	(4,321)	(653)
Others	—	2,289	346	—	11,401	1,723
Income before tax	28,800	46,658	7,052	52,344	83,067	12,553
Income tax expenses	—	(10,286)	(1,554)	—	(20,786)	(3,141)
Net income	28,800	36,372	5,498	52,344	62,281	9,412
(Loss)/income attributable to redeemable non-controlling interest	67	312	47	(114)	609	92
Loss attributable to non-redeemable non-controlling interest	(69)	250	38	(135)	192	29
Net income attributable to Secoo Holding Limited	28,802	35,810	5,413	52,593	61,480	9,291
Accretion to redeemable non-controlling interest redemption value	(58)	—	—	(362)	—	—
Accretion to preferred share redemption value	113,267	—	—	(162,982)	—	—
Net income/(loss) attributable to ordinary shareholders of Secoo Holding Limited	142,011	35,810	5,413	(110,751)	61,480	9,291

Net income/(loss) per share
— Basic	18.93	1.42	0.21	(14.77)	2.43	0.37
— Diluted	6.75	1.36	0.21	(14.77)	2.33	0.35

Net income/(loss) per ADS
— Basic	9.47	0.71	0.11	(7.39)	1.22	0.18
— Diluted	3.38	0.68	0.10	(7.39)	1.16	0.18

Non-GAAP net income per ADS
— Basic	1.92	0.81	0.12	3.49	1.49	0.23
— Diluted	0.68	0.78	0.12	1.25	1.43	0.22

Weighted average number of shares outstanding used in computing net income/(loss) per share
— Basic	7,500,000	25,280,058	25,280,058	7,500,000	25,280,058	25,280,058
— Diluted	21,039,411	26,387,317	26,387,317	21,014,838	26,387,321	26,387,321

SECOO HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share data)

	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$
Assets
Current assets
Cash	453,425	230,702	34,865
Time deposits	292,318	—	—
Restricted cash	55,214	55,910	8,449
Investment in equity security	—	27,965	4,226
Amount due from related parties	38	11,495	1,737
Accounts receivable	54,210	93,180	14,082
Inventories, net	1,189,885	1,379,073	208,410
Advances to suppliers	53,016	61,651	9,317
Prepayments and other current assets	22,943	50,665	7,657
Total current assets	2,121,049	1,910,641	288,743

Non-current assets
Restricted cash	123,800	157,550	23,810
Property and equipment, net	40,793	50,852	7,685
Deferred tax assets	43,981	43,031	6,503
Other non-current assets	8,085	17,690	2,673
Total non-current assets	216,659	269,123	40,671

Total assets	2,337,708	2,179,764	329,414

LIABILITIES
Current liabilities
Short-term borrowings and current portion of long-term borrowings	177,274	124,857	18,869
Accounts payable	318,414	205,425	31,044
Amount due to related parties	2,467	6,233	942
Advances from customers	68,848	67,843	10,253
Accrued expenses and other current liabilities	343,936	241,915	36,559
Deferred revenue	12,051	24,419	3,690
Total current liabilities	922,990	670,692	101,357

Non-current liabilities
Long-term borrowings, excluding current portion	124,324	150,000	22,669
Total non-current liabilities	124,324	150,000	22,669

Total liabilities	1,047,314	820,692	124,026

Mezzanine Equity
Redeemable non-controlling interest	5,582	6,191	936
Total mezzanine equity	5,582	6,191	936

Equity:
Class A Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 19,068,224 shares issued and 18,708,629 shares outstanding as of December 31, 2017 and June 30, 2018, respectively)	126	126	19
Class B Ordinary shares (US$0.001 par value, 150,000,000 shares authorized including class A shares and class B shares, 6,571,429 shares issued and 6,571,429 shares outstanding as of December 31, 2017 and June 30, 2018, respectively)	41	41	6
Treasury Stock (359,595 Class A ordinary shares as of December 31, 2017 and June 30, 2018, respectively, at cost)	(42,606)	(42,606)	(6,439)
Accumulated losses	(1,432,586)	(1,371,106)	(207,206)
Additional paid-in capital	2,763,387	2,776,617	419,612
Accumulated other comprehensive loss	(5,304)	(14,620)	(2,209)
Total equity attributable to ordinary shareholders	1,283,058	1,348,452	203,783
Non-redeemable non-controlling interest	1,754	4,429	669
Total equity	1,284,812	1,352,881	204,452
Total liabilities, mezzanine equity and equity	2,337,708	2,179,764	329,414

SECOO HOLDING LIMITED

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	27,668	56,633	8,559	51,586	79,931	12,079
Add:
Share-based compensation expenses	—	4,676	707	—	13,229	1,999
Adjusted Income from operations	27,668	61,309	9,266	51,586	93,160	14,078

Net income	28,800	36,372	5,497	52,344	62,281	9,412
Add:
Share-based compensation expenses	—	4,676	707	—	13,229	1,999
Adjusted net income	28,800	41,048	6,204	52,344	75,510	11,411

Adjusted net income per weighted average shares:
Basic	3.84	1.62	0.24	6.98	2.99	0.45
Diluted	1.37	1.56	0.24	2.49	2.86	0.43

Adjusted net income per ADS:
Basic	1.92	0.81	0.12	3.49	1.49	0.23
Diluted	0.68	0.78	0.12	1.25	1.43	0.22

Weighted average number of shares outstanding used in computing the adjusted net income per share
— Basic	7,500,000	25,280,058	25,280,058	7,500,000	25,280,058	25,280,058
— Diluted	21,039,411	26,387,317	26,387,317	21,014,838	26,387,321	26,387,321